[AIG Letterhead]
July 28, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Re:	American International Group, Inc. Form 10-Q for the Fiscal Quarter Ended March 31, 2010 File No. 001-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated June 28, 2010 with respect to American International Group, Inc.’s (AIG) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 (First Quarter Form 10-Q). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the First Quarter Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the First Quarter Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below to facilitate your review.
Item 1. Financial Statements (Unaudited)
Consolidated Statement of Equity, page 10
1.	You present a $2,161 million decrease due to deconsolidation in the consolidated statement of equity. Please revise to identify the transactions to which this deconsolidation relates.

AIG Response:
Substantially all of the $2,161 million decrease to the Non-controlling Interests balance reported in the First Quarter Form 10-Q related to the sale of AIG’s investment advisory and third-party asset management business which occurred on March 26, 2010. This transaction, which met the criteria for held-for-sale presentation, was disclosed in Note 3 to the Consolidated Financial Statements, Discontinued Operations and Held-for-Sale Classification. Beginning with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (Second Quarter Form 10-Q), AIG will enhance the disclosure in Note 10 to the Consolidated Financial Statements, Total Equity and Earnings (Loss) Per Share to indicate that this decline primarily related to the sale of AIG’s investment advisory and third-party asset management business.
Notes to Consolidated Financial Statements
5. Fair Value Measurements, page 22
2.	Please revise your disclosures for assets and liabilities classified as Level 2 and Level 3 to quantify the inputs used in determining the fair value of each class of assets and liabilities as required by ASC 820-10-50-2e, as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.
AIG Response:
AIG will revise the disclosures related to fair value measurements in its Second Quarter Form 10-Q to provide additional detail on the valuation techniques and inputs used in determining the fair value of AIG’s assets and liabilities classified as Level 2 and Level 3, by class. The proposed revisions are shown in the appendix (revisions to the disclosures in the First Quarter Form 10-Q are marked). Consistent with the guidance in ASC 820-10-50-2e, as amended by ASU 2010-06, AIG’s revised disclosures will provide a description of valuation techniques and the inputs used in determining fair values for these assets and liabilities, in particular AIG’s investments, considering overall materiality and the number of the individual components of each class. Consistent with the guidance and example in ASC 2010-10-55-22A and 22B, these disclosures will include quantitative information on the inputs used for significant positions, such as Maiden Lane II and Maiden Lane III, for which AIG determines fair value using an income approach that employs an internal model. There are no other individually significant investments for which AIG uses an internal model to determine fair value. See Note 5 to the Consolidated Financial Statements, Fair Value Measurements — Valuation Methodologies — AIGFP’s Super Senior Credit Default Swap Portfolio in the First Quarter Form 10-Q for a discussion of the model used to determine the fair values of AIG’s super senior credit default swap portfolio. Consistent with example ASC 2010-10-55-22A(c), AIG will also disclose how third-party information, such as broker quotes, pricing services and net asset values, is considered in determining fair value. For the majority of other Level 2 and Level 3 financial assets and financial liabilities, AIG primarily relies on the outside pricing services and other third-party quote providers as inputs into its fair value process. AIG performs due diligence on these pricing sources, including evaluating its own trade information and other market data to validate the quotes received.

9. Commitments, Contingencies and Guarantees
Asset Dispositions, page 72
3.	Please revise to describe and quantify the financial guarantees and indemnity arrangements provided in connection with your planned sale of ALICO.
AIG Response:
AIG proposes to provide revised disclosures in its Second Quarter Form 10-Q related to financial guarantees and indemnity arrangements as follows, subject to changes in circumstances (revisions from the disclosures contained in the First Quarter Form 10-Q are marked):
General. AIG is ~~also~~ subject to financial guarantees and indemnity arrangements in connection with the completed sales of businesses pursuant to its asset disposition plan~~, including the sales of AIA and ALICO~~. The various arrangements ~~indemnities and guarantees~~ may be triggered by, among other things, declines in asset values, the occurrence of specified business contingencies, the realization of contingent liabilities, developments in litigation, or breaches of representations, warranties or covenants provided by AIG. These arrangements ~~obligations~~ are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential obligation is subject to contractual limitations, while in other cases such limitations are not specified or are not applicable.
AIG is unable to develop a~~n~~ reasonable estimate of the maximum potential payout under certain of these arrangements ~~guarantees and indemnifications~~. ~~However,~~ Overall, AIG believes that it is unlikely it will have to make any material payments related to completed sales under these arrangements, and no ~~significant~~ material liabilities related to these arrangements have been recorded in the Consolidated Balance Sheet. See Note 1 herein for additional information on sales of businesses and asset dispositions.
ALICO. Under the terms of the announced sale of ALICO, the purchase price must be adjusted based on conditions existing at closing and/or the occurrence of certain events including the maintenance of a minimum risk-based-capital ratio, the settlement of amounts due to or from AIG affiliates, and the level of earnings during the 12 months ended May 31, 2010. AIG expects the transaction to close in the fourth quarter of 2010 and, as of June 30, 2010, AIG does not expect the purchase price will be materially negatively adjusted as a result of the foregoing events or conditions.
AIG also agreed to provide MetLife with certain indemnifications upon completion of the sale, the most significant of which include:
•	Indemnification related to breaches of general representations and warranties with an aggregate deductible of $125 million and a maximum payout of $2.25 billion. The indemnification extends for 21 months from the completion of the sale.

•	Indemnifications related to specific product, investment, litigation, and other matters that are excluded from the general representations and warranties indemnity. These indemnifications provide for various deductible amounts, which in certain cases are zero, and maximum exposures, which in certain cases are unlimited, and extend for various periods from the completion of the sale.
•	Tax indemnifications related to insurance reserves that extend for three years from the completion of the sale and that are limited to an aggregate $200 million, and certain other tax-related representations and warranties that extend to the expiration of the statute of limitations and are subject to an aggregate deductible of $50 million.
In connection with the above, AIG agreed to place $3 billion of sales proceeds (consisting initially of MetLife securities to be received upon the completion of the sale) into an escrow arrangement that declines to zero over a 30-month period, with claims submitted related to the indemnifications reducing the amount that can be released. Because the transaction had not closed at June 30, 2010, no liabilities related to these indemnifications were recorded in the Consolidated Balance Sheet.
10. Total Equity and Earnings (Loss) Per Share
Earnings (Loss) Per Share (EPS), page 75
4.	You present all of the $519 million income attributable to non-controlling nonvoting, callable, junior and senior preferred interests held by Federal Reserve Bank of New York from continuing operations and none as discontinued operations. Please tell us why this is appropriate.
AIG Response:
For the three months ended March 31, 2010, the $519 million of income attributable to the non-controlling, nonvoting, callable, junior and senior preferred interests held by the Federal Reserve Bank of New York consisted of the prepaid preferred returns, the preferred returns, and the participation rights (“Returns”) on the preferred interests issued by the ALICO and AIA special purpose vehicles (“SPVs”) as described on page 314 of AIG’s Annual Report on Form 10-K for the year ended December 31, 2009. At March 31, 2010, AIG expected the ALICO and AIA SPVs (which are not being disposed of in the ALICO and AIA sales transactions) would hold the securities issued by MetLife, Inc. and Prudential plc in connection with the sales of ALICO and AIA for more than twelve months and, therefore, AIG concluded the SPVs did not meet the criteria to be classified as held for sale or discontinued operations. Consequently, AIG determined the Returns on the preferred interests should be attributed to continuing operations.
14. Income Taxes, page 79
5.	Please revise to describe and quantify the factors that you considered in allocating the reduction in the valuation allowance between continuing and discontinued operations.

AIG Response:
          The factors considered by AIG in allocating the reduction in the valuation allowance between continuing and discontinued operations included the following:
•	The source of income that allowed for the release in the valuation allowance, which is consistent with ASC 740-20-45-3. ASC 740-20-45-3 requires that the tax benefit of an operating loss carryforward or carryback shall be reported in the same manner as the source of the income in the current year that allows for its realization.

•	The primacy of continuing operations, which is consistent with ASC 740-20-45-4, ASC 740-20-45-7, and ASC 740-20-45-8. ASC 740-20-45-4 requires that changes in the beginning of the year balance of a valuation allowance caused by changes in judgment about the realization of deferred tax assets in future years are allocated to continuing operations subject to certain exceptions. ASC 740-20-45-7 requires all items (e.g., extraordinary items, discontinued operations, and other comprehensive income) be considered in determining the amount of tax benefit that results from a loss from continuing operations and that shall be allocated to continuing operations. ASC 740-20-45-8 requires that certain items be recorded in continuing operations even if they relate to items in other income components (e.g., changes in tax rates and changes in tax status).

•	Consistency in the application and accounting for the establishment and release of valuation allowance, e.g., in accordance with ASC 740-20, as well as other generally accepted accounting principles.
          AIG proposes to revise the disclosures related to intra-period income tax allocation in the Second Quarter 2010 Form 10-Q in a manner similar to the following for the six months ended June 30, 2010 (for this purpose, planned revisions to disclosures included within the First Quarter 2010 Form 10-Q are marked):
In any interim period, ~~the~~ AIG’s U.S. consolidated income tax group may generate income or loss. To the extent that any ~~operating~~ income is generated, the related tax expense may be offset by a reduction in the valuation allowance. Conversely, any tax benefits arising from ~~operating~~ losses may be offset by an additional valuation allowance to reduce the net deferred tax asset to an amount that is more likely than not to be realized. Any reduction of the valuation allowance will be allocated to continuing operations, discontinued operations and components of shareholder’s equity based on the intraperiod tax allocation rules.

For the three-month period ended March 31, 2010, the effective tax rate on ~~the~~ pre-tax income from continuing operations was (10.9) percent and the effective tax rate on ~~the~~ pre-tax income from ~~included in~~ discontinued operations was (13.1) percent. The effective tax rates were ~~was~~ negative because AIG recorded tax benefits on pre-tax income from continuing and discontinued operations. The tax benefit attributable to continuing operations totaled $151 million and was primarily due to a decrease~~s~~ in the deferred tax asset valuation allowance to reflect the tax effect of ~~$82 million related to certain subsidiaries that file separate income tax returns, $140 million which principally offsets the tax expense related~~ to the pre-tax income from continuing operations of $835 million earned during the quarter, and changes in the valuation allowance of subsidiaries that file separate income tax returns.~~, and~~ The tax benefit attributable to discontinued operations totaled $665 million and primarily related to increases ~~changes~~ in the expected gains from the planned divestiture of subsidiaries based on events occurring in the quarter. ~~and included in discontinued operations~~.
In making its determination of the fair values of the subsidiaries to be sold, AIG considered, among other information, valuations prepared for various purposes by third parties.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
General Insurance, page 90
6.	We note your disclosure about AIG’s exposure to losses resulting from the explosion on the Deepwater Horizon offshore drilling rig. Please advise us of AIG’s connection to the event, including the party or parties AIG insured, either directly or indirectly, and the types of losses insured. With respect to the types of losses insured, please discuss both direct losses resulting from the explosion and indirect losses that may result from the event.
AIG Response:
AIG’s principal exposures to the explosion and resulting oil spill derive from property and casualty insurance policies written by Chartis.
Chartis insured 10 percent of the oil rig’s property coverage, which Chartis has paid in full. The Chartis net loss after reinsurance was approximately $22 million. Chartis also participated in Company A’s Marine Liability coverage totaling $3.1 million in net exposure.
Chartis also fronted a policy which was fully reinsured to the captive insurance company of a party associated with the event. As of July 27, 2010, Chartis has paid all amounts expected to be paid under this fronting policy and has received full reimbursement from the captive.
Chartis insured $700 million in gross limits for first-and-third party exposures to Company B, which was fully reinsured by Company B’s captive insurance company. This policy had a sub-limit of $300 million for general liability exposures. The remaining limits of $400 million applied to control of the well costs (including the costs of drilling the relief wells). In late June 2010, Chartis paid the $300 million general liability limit in full and received a corresponding $300 million reinsurance payment from the captive, resulting in no net loss to Chartis. As of July 27, 2010, Chartis had paid claims of $290 million for control of the well coverages and received a corresponding $290 million in reinsurance payments from the captive. Chartis does not expect the costs to control the well covered by this policy to exceed this amount.

Chartis has identified eight other insureds that are involved in the oilfield services industry, and which provided either hardware or services to the Deepwater Horizon rig. Chartis’ total net exposure under policies issued to these companies is less than $700 million, with individual net policy net exposure ranging from $30 million to $157 million. Chartis believes that its carried loss reserves at June 30, 2010 are adequate to cover the estimated losses attributable to these policies arising from this event . However, such estimate may change over time, as the forensic investigation is incomplete, the cleanup is incomplete, and the litigation has only just begun. There may also be other policyholders involved as the matter evolves. The types of claims may include cleanup costs, both directly incurred and those for which reimbursement to the government may be required; natural resource damages, including damages to the various fisheries impacted by the spill; property damage to private property; business interruption to Gulf Coast businesses; the bodily injury and wrongful death claims of the workers on the rig; claims for the destruction of the rig itself and various class actions brought by Gulf Coast residents on various theories of liability. In addition, it is uncertain how the $20 billion cleanup fund established by BP may affect claims under Chartis’ policies, as injured parties may seek compensation from the fund rather than through their own or others’ insurance policies.
Credit Risk Management, page 175
AIG Response: General Insurance, Page 90
7.	You disclose that nine countries had cross-border exposures in excess of 10% of total equity at March 31, 2010 and December 31, 2009. Your disclosure about concentration does not appear to comply fully with note 6 to Article 7-03.1 of Regulation S-X. Please revise to disclose in the notes to the consolidated financial statements the name and aggregate amount invested in each person and its affiliates that exceeds 10% of your total stockholders’ equity.
AIG Response:
The disclosure cited by the Staff is the sum of all AIG’s credit and equity exposures (including AIG’s investments in and advances to its consolidated subsidiaries), to many individual issuers within a country that may be, but not necessarily will be, affected by political and economic developments within a country. Note 6 to Article 7-03.1 of Regulation S-X, on the other hand, applies to exposures to a third party and its affiliates and not to unrelated third parties located in the same country or AIG’s investments or advances to subsidiaries in a particular country.
We confirm to the Staff that there are no persons or their affiliates that exceed 10 percent of AIG’s total shareholders’ equity requiring disclosure pursuant to note 6 of Article 7-03.1 of Regulation S-X.
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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President & Deputy General Counsel

Appendix
Excerpt from AIG First Quarter Form 10-Q, marked for proposed changes
Note: Added text is indicated via underlining and deleted text is indicated by ~~strikethrough~~.
5. Fair Value Measurements
Fair Value Measurements on a Recurring Basis
          AIG measures the following financial instruments at fair value on a recurring basis:
•	trading and available for sale securities portfolios;

•	certain mortgage and other loans receivable;

•	derivative assets and liabilities;

•	securities purchased/sold under agreements to resell/repurchase;

•	non-traded equity investments and certain private limited partnerships and certain hedge funds included in other invested assets;

•	certain short-term investments;

•	separate and variable account assets;

•	certain policyholder contract deposits;

•	securities and spot commodities sold but not yet purchased;

•	certain trust deposits and deposits due to banks and other depositors;

•	certain CPFF;

•	certain long-term debt; and

•	certain hybrid financial instruments included in Other liabilities.
          The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.
          The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or those that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Fair Value Hierarchy
          Assets and liabilities recorded at fair value in the Consolidated Balance Sheet are measured and classified in a hierarchy for disclosure purposes consisting of three “levels” based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:
•	Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that AIG has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. AIG does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include certain government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets and most mutual funds.

•	Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government and agency securities, most investment-grade and high-yield corporate bonds, certain residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS) and collateralized debt obligations/asset backed securities (CDO/ABS), certain listed equities, state, municipal and provincial obligations, hybrid securities, mutual fund and hedge fund investments, certain derivative contracts, guaranteed investment agreements (GIAs) and CPFF at AIGFP, other long-term debt and physical commodities.

•	Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. AIG’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, AIG considers factors specific to the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 include certain RMBS, CMBS and CDO/ABS, corporate debt, certain municipal and sovereign debt, certain derivative contracts (including AIGFP’s super senior credit default swap portfolio), policyholder contract deposits carried at fair value, private equity and real estate fund investments, and direct private equity investments. AIG’s non-financial instrument assets that are measured at fair value on a non-recurring basis generally are classified as Level 3.
          The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels noted above, and it is the observability of the inputs used that determine the appropriate level in the fair value hierarchy for the respective asset or liability.
Valuation Methodologies
Incorporation of Credit Risk in Fair Value Measurements
•	AIG’s Own Credit Risk. Fair value measurements for AIGFP’s debt, GIAs, structured note liabilities and freestanding derivatives incorporate AIG’s own credit risk by determining the explicit cost for each counterparty to protect against its net credit exposure to AIG at the balance sheet date by reference to observable AIG credit default swap or cash bond spreads. A counterparty’s net credit exposure to AIG is determined based on master netting agreements, when applicable, which take into consideration all positions with AIG, as well as collateral posted by AIG with the counterparty at the balance sheet date.

Fair value measurements for embedded policy derivatives and policyholder contract deposits take into consideration that policyholder liabilities are senior in priority to general creditors of AIG and therefore are much less sensitive to changes in AIG credit default swap or cash issuance spreads.
•	Counterparty Credit Risk. Fair value measurements for freestanding derivatives incorporate counterparty credit by determining the explicit cost for AIG to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads, when available. When not available, other directly or indirectly observable credit spreads are used to derive the best estimates of the counterparty spreads. AIG’s net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date.
          A CDS is a derivative contract that allows the transfer of third-party credit risk from one party to the other. The buyer of the CDS pays an upfront and/or annual premium to the seller. The seller’s payment obligation is triggered by the occurrence of a credit event under a specified reference security and is determined by the loss on that specified reference security. The present value of the amount of the annual and/or upfront premium therefore represents a market-based expectation of the likelihood that the specified reference party will fail to perform on the reference obligation, a key market observable indicator of non-performance risk (the CDS spread).
          Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.
          The cost of credit protection is determined under a discounted present value approach considering the market levels for single name CDS spreads for each specific counterparty, the mid market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to AIG by an independent third party. AIG utilizes an interest rate based on the benchmark London Interbank Offered Rate (LIBOR) curve to derive its discount rates.
          While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, AIG believes this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.
Fixed Maturity Securities — Trading and Available for Sale
          AIG maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, AIG obtains quoted prices in active markets for identical assets at the balance sheet date to measure ~~at fair value~~ fixed maturity securities at fair value in its trading and available for sale portfolios. Market price data is generally obtained from dealer markets.
     AIG management is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions. AIG employs independent third-party valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. When AIG’s valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.
     Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted internal valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, and other market-observable information, as applicable. The valuation models take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.
     AIG has processes designed to ensure that the values received or internally estimated are accurately recorded and that the data inputs and the valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. AIG assesses the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, AIG may validate the reasonableness of fair values by comparing information obtained from AIG’s valuation service providers to other third-party valuation sources for selected securities. AIG also validates prices for selected securities obtained from brokers through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.
     The methodology above is relevant for all fixed maturity securities; following are discussions of certain procedures unique to specific classes of securities.
     Fixed Maturity Securities issued by Government Entities — For most debt securities issued by government entities, AIG obtains fair value information from independent third-party valuation service providers, as quoted prices are generally only available for limited debt securities issued by government entities. The fair values received from these valuation service providers may be based on a market approach using matrix pricing, which considers a security’s relationship to other securities for which a quoted price in an active market may be available, or alternatively based on an income approach, which uses valuation techniques to convert future cash flows to a single present value amount.
     Fixed Maturity Securities issued by Corporate Entities — For most debt securities issued by corporate entities, AIG obtains fair value information from third-party valuation service providers. For certain corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management’s best estimate is used.
          RMBS, CMBS, CDOs and other ABS — Third-party valuation service providers also provide fair value information for the majority of AIG investments in RMBS, CMBS, CDOs and other ABS. Where pricing is not available from valuation service providers, AIG obtains fair value information from brokers. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to structured securities, including ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies, and weighted average coupons and maturities. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. When the volume or level of market activity for an investment in RMBS, CMBS, CDOs or other ABS is limited, certain inputs used to determine fair value may not be observable in the market
          ~~AIG estimates the fair value of fixed maturity securities not traded in active markets, including receivables (payables) arising from securities purchased (sold) under agreements to resell (repurchase), and mortgage and other loans receivable for which AIG elected the fair value option, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses and/or internal valuation models. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For certain fixed maturity instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management’s best estimate is used.~~

Maiden Lane II and Maiden Lane III
          At their inception, ML II and ML III were valued and recorded at the transaction prices of $1 billion and $5 billion, respectively. Subsequently, the Maiden Lane Interests are valued using a discounted cash flow methodology that uses the estimated future cash flows of the Maiden Lane assets. AIG applies model-determined market discount rates to its interests. These discount rates are calibrated to the changes in the estimated asset values for the underlying assets commensurate with AIG’s interests in the capital structure of the respective entities. Estimated cash flows and discount rates used in the valuations are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.
          The fair value methodology used assumes that the underlying collateral in the Maiden Lane Interests will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the Maiden Lane Interests. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly from the amounts reported.
          Adjustments to the fair value of AIG’s interest in ML II are recorded on the Consolidated Statement of Income (Loss) in Net investment income for AIG’s Domestic Life Insurance companies. Adjustments to the fair value of AIG’s interest in ML III are recorded on the Consolidated Statement of Income (Loss) in Net investment income and, beginning in the second quarter of 2009, were included in Other Noncore business results, reflecting the contribution to an AIG subsidiary. Prior to the second quarter of 2009, such amounts had been included in Other Parent company results. AIG’s Maiden Lane Interests are included in bond trading securities, at fair value, on the Consolidated Balance Sheet.
          As of March 31, 2010, AIG expected to receive cash flows (undiscounted) in excess of AIG’s initial investment, and any accrued interest, in the Maiden Lane Interests over the remaining life of the investments after repayment of the first priority obligations owed to the FRBNY. AIG’s cash flow methodology considers the capital structure of the collateral securities and their expected credit losses from the underlying asset pools. The fair values of the Maiden Lane Interests are most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.
          The LIBOR interest rate curve changes are determined based on observable prices, interpolated or extrapolated to derive a LIBOR for a specific maturity term as necessary. The spreads over LIBOR for the Maiden Lane Interests (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of these investments as well as changes in the risk premium that market participants would demand at the time of the transactions.
          Changes in estimated future cash flows would primarily be the result of changes in expectations for defaults, recoveries, and prepayments on underlying loans.
Changes in the discount rate or the estimated future cash flows used in the valuation would alter AIG’s estimate of the fair value of the Maiden Lane Interests as shown in the table below.

March 31, 2010	Fair Value Change
(in millions)	Maiden Lane II	Maiden Lane III
Discount Rates:
200 basis point increase	$(90)	$(659)
200 basis point decrease	101	769
400 basis point increase	(170)	(1,225)
400 basis point decrease	215	1,672

Estimated Future Cash Flows:
10% increase	292	833
10% decrease	(296)	(831)
20% increase	579	1,661
20% decrease	(588)	(1,653)

          AIG believes that the ranges of discount rates used in these analyses are reasonable based on implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined based on variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. Because of these factors, the fair values of the Maiden Lane Interests are likely to vary, perhaps materially, from the amount estimated.
Equity Securities Traded in Active Markets — Trading and Available for Sale
          AIG maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, AIG obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value marketable equity securities in its trading and available for sale portfolios. Market price data is generally obtained from exchange or dealer markets.
Direct Private Equity Investments — Other Invested Assets
          AIG initially estimates the fair value of equity instruments not traded in active markets, which includes direct private equity investments, by reference to the transaction price. This valuation is adjusted for changes in inputs and assumptions which are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity capital markets, and/or changes in financial ratios or cash flows. For equity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments generally are based on available market evidence. In the absence of such evidence, management’s best estimate is used.
Hedge Funds, Private Equity Funds and Other Investment Partnerships — Other Invested Assets
          AIG initially estimates the fair value of investments in certain hedge funds, private equity funds and other investment partnerships by reference to the transaction price. Subsequently, AIG generally obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which are generally audited annually. AIG considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.
Separate Account Assets
          Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.
Other Assets Measured at Fair Value
     Securities Purchased (Sold) under Agreements to Resell (Repurchase) — AIG estimates the fair value of receivables (payables) arising from securities purchased (sold) under agreements to resell (repurchase) by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses and/or internal valuation models. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors.
     Short-term Investments — For short-term investments that are measured at fair value, AIG obtains fair value information from independent third-party valuation service providers. The determination of fair value for these instruments is consistent with the process for fixed maturity securities, as discussed above.
     Loans Receivable — AIG estimates the fair value of mortgage and other loans receivable by using dealer quotations, discounted cash flow analyses and/or internal valuation models. The determination of fair value considers inputs such as interest rate, maturity, the borrower’s creditworthiness, collateral, subordination, guarantees, past-due status, yield curves, credit curves, prepayment rates, market pricing for comparable loans and other relevant factors.
Freestanding Derivatives
          Derivative assets and liabilities can be exchange-traded or traded over-the-counter (OTC). AIG generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.
          OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument, as well as the availability of pricing information in the market. AIG generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.
          Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When AIG does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, AIG updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used.
Embedded Policy Derivatives
          The fair value of embedded policy derivatives contained in certain variable annuity and equity-indexed annuity and life contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on AIG’s historical experience. With respect to embedded policy derivatives in AIG’s variable annuity contracts, because of the dynamic and complex nature of the expected cash flows, risk-neutral valuations are used. Estimating the underlying cash flows for these products involves many estimates and judgments, including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and policyholder behavior. With respect to embedded policy derivatives in AIG’s equity-indexed annuity and life contracts, option pricing models are used to estimate fair value, taking into account assumptions for future equity index growth rates, volatility of the equity index, future interest rates, and determinations on adjusting the participation rate and the cap on equity indexed credited rates in light of market conditions and policyholder behavior assumptions. These methodologies incorporate an explicit risk margin to take into consideration market participant estimates of projected cash flows and policyholder behavior.
AIGFP’s Super Senior Credit Default Swap Portfolio
          AIGFP values its CDS transactions written on the super senior risk layers of designated pools of debt securities or loans using internal valuation models, third-party price estimates and market indices. The principal market was determined to be the market in which super senior credit default swaps of this type and size would be transacted, or have been transacted, with the greatest volume or level of activity. AIG has determined that the principal market participants, therefore, would consist of other large financial institutions who participate in sophisticated over-the-counter derivatives markets. The specific valuation methodologies vary based on the nature of the referenced obligations and availability of market prices.
          The valuation of the super senior credit derivatives is challenging given the limitation on the availability of market observable information due to the lack of trading and price transparency in the structured finance market. These market conditions have increased the reliance on management estimates and judgments in arriving at an estimate of fair value for financial reporting purposes. Further, disparities in the valuation methodologies employed by market participants and the varying judgments reached by such participants when assessing volatile markets have increased the likelihood that the various parties to these instruments may arrive at significantly different estimates as to their fair values.
          AIGFP’s valuation methodologies for the super senior credit default swap portfolio have evolved over time in response to market conditions and the availability of market observable information. AIG has sought to calibrate the methodologies to available market information and to review the assumptions of the methodologies on a regular basis.
          Regulatory capital portfolio: In the case of credit default swaps written to facilitate regulatory capital relief, AIGFP estimates the fair value of these derivatives by considering observable market transactions. The transactions with the most observability are the early terminations of these transactions by counterparties. AIGFP continues to reassess the expected maturity of the portfolio. AIGFP has not been required to make any payments as part of terminations initiated by counterparties. The regulatory benefit of these transactions for AIGFP’s financial institution counterparties is generally derived from the terms of the Capital Accord of the Basel Committee on Banking Supervision (Basel I) that existed through the end of 2007 and which is in the process of being replaced by the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee on Banking Supervision (Basel II). It was expected that financial institution counterparties would have transitioned from Basel I to Basel II by the end of the two-year adoption period on December 31, 2009, after which they would have received little or no additional regulatory benefit from these CDS transactions, except in a small number of specific instances. However, the Basel Committee announced that it had agreed to keep in place the Basel I capital floors beyond the end of 2009, although it remains to be seen how this extension will be implemented by the various European Central Banking districts. Should certain counterparties continue to receive favorable regulatory capital benefits from these transactions, those counterparties may not exercise their options to terminate the transactions in the expected time frame. In assessing the fair value of the regulatory capital CDS transactions, AIGFP also considers other market data, to the extent relevant and available. For further discussion, see Note 8 herein.
          Multi-sector CDO portfolios: AIGFP uses a modified version of the Binomial Expansion Technique (BET) model to value its credit default swap portfolio written on super senior tranches of multi-sector collateralized debt obligations (CDOs) of ABS, including maturity-shortening puts that allow the holders of the securities issued by certain CDOs to treat the securities as short-term 2a-7 eligible investments under the Investment Company Act of 1940 (2a-7 Puts). The BET model was developed in 1996 by a major rating agency to generate expected loss estimates for CDO tranches and derive a credit rating for those tranches, and remains widely used.
          AIGFP has adapted the BET model to estimate the price of the super senior risk layer or tranche of the CDO. AIG modified the BET model to imply default probabilities from market prices for the underlying securities and not from rating agency assumptions. To generate the estimate, the model uses the price estimates for the securities comprising the portfolio of a CDO as an input and converts those estimates to credit spreads over current LIBOR-based interest rates. These credit spreads are used to determine implied probabilities of default and expected losses on the underlying securities. This data is then aggregated and used to estimate the expected cash flows of the super senior tranche of the CDO.
          Prices for the individual securities held by a CDO are obtained in most cases from the CDO collateral managers, to the extent available. CDO collateral managers provided market prices for 63.4 percent of the underlying securities used in the valuation at March 31, 2010. When a price for an individual security is not provided by a CDO collateral manager, AIGFP derives the price through a pricing matrix using prices from CDO collateral managers for similar securities. Matrix pricing is a mathematical technique used principally to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the relationship of the security to other benchmark quoted securities. Substantially all of the CDO collateral managers who provided prices used dealer prices for all or part of the underlying securities, in some cases supplemented by third-party pricing services.
          The BET model also uses diversity scores, weighted average lives, recovery rates and discount rates. AIGFP employs a Monte Carlo simulation to assist in quantifying the effect on the valuation of the CDO of the unique aspects of the CDO’s structure such as triggers that divert cash flows to the most senior part of the capital structure. The Monte Carlo simulation is used to determine whether an underlying security defaults in a given simulation scenario and, if it does, the security’s implied random default time and expected loss. This information is used to project cash flow streams and to determine the expected losses of the portfolio.
          In addition to calculating an estimate of the fair value of the super senior CDO security referenced in the credit default swaps using its internal model, AIGFP also considers the price estimates for the super senior CDO securities provided by third parties, including counterparties to these transactions, to validate the results of the model and to determine the best available estimate of fair value. In determining the fair value of the super senior CDO security referenced in the credit default swaps, AIGFP uses a consistent process which considers all available pricing data points and eliminates the use of outlying data points. When pricing data points are within a reasonable range an averaging technique is applied.
          Corporate debt/Collateralized loan obligation (CLO) portfolios: In the case of credit default swaps written on portfolios of investment-grade corporate debt, AIGFP uses a mathematical model that produces results that are closely aligned with prices received from third parties. This methodology is widely used by other market participants and uses the current market credit spreads of the names in the portfolios along with the base correlations implied by the current market prices of comparable tranches of the relevant market traded credit indices as inputs. One transaction, representing one percent of the total notional amount of the corporate arbitrage transactions, is valued using third-party quotes given its unique attributes.
          AIGFP estimates the fair value of its obligations resulting from credit default swaps written on CLOs to be equivalent to the par value less the current market value of the referenced obligation. Accordingly, the value is determined by obtaining third-party quotes on the underlying super senior tranches referenced under the credit default swap contract.
Policyholder Contract Deposits
          Policyholder contract deposits accounted for at fair value are measured using an earnings approach by taking into consideration the following factors:
•	Current policyholder account values and related surrender charges;

•	The present value of estimated future cash inflows (policy fees) and outflows (benefits and maintenance expenses) associated with the product using risk-neutral valuations, incorporating expectations about policyholder behavior, market returns and other factors; and

•	A risk margin that market participants would require for a market return and the uncertainty inherent in the model inputs.
          The change in fair value of these policyholder contract deposits is recorded as Policyholder benefits and claims incurred in the Consolidated Statement of Income (Loss).
Securities and spot commodities sold but not yet purchased
          Fair values for securities sold but not yet purchased are based on current market prices. Fair values of spot commodities sold but not yet purchased are based on current market prices of reference spot futures contracts traded on exchanges.
Federal Reserve Bank of New York Commercial Paper Funding Facility

     AIG measured the fair value of the period-end balance of commercial paper issued under the FRBNY Commercial Paper Funding Facility using market interest rates based on the commercial paper’s remaining time to maturity. No adjustment was made for AIG’s credit spread because the only market for such paper was the FRBNY’s funding facility
Other long-term debt
     When fair value accounting has been elected, the fair value of non-structured liabilities is generally determined by using market prices from exchange or dealer markets, when available, or discounting expected cash flows using the appropriate discount rate for the applicable maturity. The discount rate is based on an implicit rate determined with the use of observable CDS market spreads to determine the risk of non-performance for AIG. Such instruments are generally classified in Level 2 of the fair value hierarchy as substantially all inputs are readily observable. AIG determines the fair value of structured liabilities (where performance is linked to structured interest rates, inflation or currency risks) and hybrid financial instruments (performance linked to risks other than interest rates, inflation or currency risks) using the appropriate derivative valuation methodology (described above) given the nature of the embedded risk profile. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model. In addition, adjustments are made to the valuations of both non-structured and structured liabilities to reflect AIG’s own creditworthiness based on observable credit spreads of AIG.